September 8, 2016

GasLog Ltd.
Form 20-F for the year ended December 31, 2015
Filed March 14, 2016
File No. 001-35466

Dear Mr. Mew:

We refer to the letter of August 24, 2016 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to GasLog Ltd. (the “Company”) setting forth the comments of the Commission staff (the “Staff”) on the Company’s Form 20-F for the year ended December 31, 2015 (the “2015 20-F”), filed with the Commission via EDGAR on March 14, 2016.  We respectfully submit this response on behalf of the Company.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter.  The Staff’s comment is set forth in bold, followed by the Company’s response to the comment.

Form 20-F for the year ended December 31, 2015

Selected Financial Data, page 1

1.	We note from your disclosure in footnote (7) on page 4 that your calculation of the non-GAAP financial measure EBITDA, includes the loss/(gain) on swaps. Please note that this may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next required reporting form.

Response:  We refer to our letter of August 14, 2015 (the “2015 Response Letter”), in response to the comment letter of August 5, 2015 (the “2015 Comment Letter”) from the Commission to the Company setting forth the comments of the Staff on the Company’s Form 20-F for the year ended December 31, 2014, filed with the Commission via EDGAR on March 26, 2015.  In the 2015 Comment Letter, the Commission asked the Company to explain why it believes that loss/(gain) on swaps is an adjustment contemplated within the standard definition of EBITDA.  The Company believes that the reasons for including loss/(gain) on swaps in the calculation of EBITDA, as outlined in the 2015 Response Letter and set forth below, continue to be accurate and relevant.

Item 10(e)(1)(ii)(A) of Regulation S-K defines EBITDA as “earnings before interest, taxes, depreciation and amortization”.  While “interest” is not identified typically as a separate financial statement line item under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), the Company considers finance costs to be the equivalent of “interest” for purposes of presenting EBITDA.  Therefore, the Company believes that finance costs under IFRS are appropriately excluded as “interest” in its calculation of EBITDA.

As described in Note 2 to the Company’s financial statements in the 2015 20-F, the Company enters into a variety of derivative financial instruments to economically hedge its exposure to interest rate and foreign exchange rate risks related to its indebtedness under the Company’s loans and bonds, including interest rate swaps and cross currency swaps.  Such instruments are reflected in the Company’s Consolidated Statements of Profit or Loss as follows:

•	Financial Costs: Recycled gains or losses on derivatives that are designated and qualify as cash flow hedges are recognized in “financial costs”, together with interest expense on the indebtedness under the Company’s loans and bonds, amortization of loan issuance costs and other financial costs including termination fees.

•	Loss/Gain on Swaps: Realized and unrealized gains or losses on the interest rate swaps that have not been designated as cash flow hedges, the ineffective portion of changes in the fair value of the swaps that are designated as cash flow hedges, any gain or loss derived from the fair value of the swaps at their inception and the recycled gains or losses on the swaps which are no longer designated as cash flow hedges are presented in “loss/gain on swaps”.

For a detailed analysis of each item, please refer to Notes 17 and 24 of the financial statements in the 2015 20-F.

All of the items described above are regarded by the Company as financing-related expenses.  This approach is permitted under IFRS.  IFRS 7 Financial Instruments: Disclosures paragraph 20(a)(i) requires the disclosure of net gains or losses on financial assets or financial liabilities either in the statement of comprehensive income or in the notes to the financial statements.  Entities therefore have some flexibility in how gains or losses on derivatives are presented (i.e., in separate line items or all included in “financial costs”) as long as the presentation policy is described clearly, based on the entity’s risk management policy and is applied consistently.

While “loss/gain on swaps” is not included in the “financial costs” line item in the Company’s Consolidated Statements of Profit or Loss, (i) “loss/gain on swaps” is a component of the Company’s financing activities because its swaps relate to the Company’s indebtedness and (ii) the Company has elected to present “loss/gain on swaps” in a separate line item for materiality reasons, as well as to enable the users of the financial statements to better understand the Company’s financing structure; however, the Company would have been permitted to include “loss/gain on swaps” in “financial costs” in accordance with IFRS.  The Company therefore regards these items, including “loss/gain on swaps”, as a component of interest and excludes them as “interest” in the Company’s calculation of EBITDA.

In addition to treating “loss/gain on swaps” as interest in its financial presentations, the Company and the lenders under its credit facilities deem such items as “interest” when evaluating the Company’s compliance with the covenants in its credit facilities.

In addition, the Company has reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (the “Updated C&DIs”) and does not believe that the updates impact the analysis set forth above.  Further, the Company presents Profit for the year, the most directly comparable GAAP financial measure to EBITDA, with equal and greater prominence as required under Item 10(e) of Regulation S-K and does not consider the inclusion of loss/(gain) on swaps as an EBITDA adjustment to result in an issue related to prominence of comparable GAAP measures or otherwise create a misleading presentation in violation of Item 10(e) of Regulation S-K as interpreted under the Updated C&DIs.

Financial Statements

Notes to the consolidated financial statements

2. Significant Accounting Policies

Investment in joint ventures, page F-13
Accounting for revenues and related operating expenses, page F-14

2.	We note from your disclosure that you have determined that the Cool Pool is a joint venture and you will account for the interest using the equity method. We also note from your disclosure in your revenue recognition policy, that pool revenues are recognized on a gross basis for GasLog vessels participating in the pool and your share of net revenues earned by other participants less other participants share of net revenues earned by your vessels is recorded in voyage expenses. Please explain to us why you believe your accounting for these pool revenues is appropriate. In this regard, please explain why you record gross revenues rather than the net amount allocated from the pool. As part of your response, please also tell us the significant terms of the joint venture arrangement.

Response:  On September 8, 2015, the Company, Dynagas Ltd. and Golar LNG Limited (each, a “Pool Participant”) formed The Cool Pool Limited (“The Cool Pool Limited” or the “Pool Manager”) and signed a shareholders’ agreement (the “Joint Venture Agreement”).  As per the main terms of the Joint Venture Agreement, The Cool Pool Limited is jointly owned and controlled by the Pool Participants on an equal basis.  Each Pool Participant owns one-third of the authorized capital of The Cool Pool Limited, and unanimous vote of the directors and/or shareholders, as applicable, is required for decision making. The Company has considered the guidance outlined in IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures and concluded that The Cool Pool Limited is a joint venture.  The Company accounts for The Cool Pool Limited under the equity method accordingly.  However, the Company’s share of profit of The Cool Pool Limited is zero because the Pool Manager distributes its total results to the Pool Participants as per the LNG carrier pooling agreement (the “Cool Pool Agreement”) described below.

On October 1, 2015, the Pool Participants signed the Cool Pool Agreement to establish a pool to market vessels operating in the LNG shipping spot market. As of September 8, 2016, the pool consists of 17 modern, high quality and essentially equivalent vessels powered by fuel efficient tri fuel diesel electric propulsion technology.

Under the Cool Pool Agreement, the Pool Manager is responsible, as agent, for the marketing and chartering of the participating vessels and paying other voyage costs such as port call expenses and brokers' commissions in relation to employment contracts, essentially acting as a commercial manager. The vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses and brokers’ commissions are paid by the Company. Each vessel charter party agreement is signed by the Pool Participant that owns the relevant vessel and the third party charterer.  For efficiency purposes, the vessel charter party agreements generally state that payment for charter hire will be made directly to the Pool Manager’s account.  If a vessel’s charterer will not agree to pay the Pool Manager directly, the owner of the relevant pool vessel collects payment and then transfers it to the Pool Manager.  The Pool Manager distributes the cash received to the Pool Participants pursuant to the terms of the Cool Pool Agreement.

The Pool Participants assume risk for their respective vessels that participate in the pool.  Each of the Pool Participants continues to be fully responsible for the financing, insurance, manning and technical management of their respective vessels.  This approach differs from other pool arrangements, in which a pool manager signs the charter party agreement and is liable for its execution.  Pursuant to the Cool Pool Agreement, the Pool Manager acts as an agent and the risks associated with each Pool Participant’s vessels are retained by the respective Pool Participant.  In addition, in cases of drydocking or off-hires, a vessel does not provide any pool revenue to the Pool Participant that owns such vessel.

The Company has considered the guidance outlined in IAS 18 Revenue – Example 21: Determining whether an entity is acting as a principal or as an agent (2009 amendment).  In relevant part, this guidance states that “an entity is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.”  Based on this guidance, the Company has determined that the Company, as opposed to the Pool Manager, is the principal in the relevant vessel charter party agreements for its own vessels in the pool because it has exposure to the significant risks and rewards associated with the agreements.  The Company is solely responsible for providing the agreed service under the charter party agreement and bears the operational risks discussed above, as well as the charterer’s credit risk.  The Company also benefits from the rewards associated with the vessel charter party agreements.

Drawing from the principles of IAS I8 Revenue stating that revenue is "the gross inflow of economic benefits", because the Company has determined that it is the principal, it recognizes the gross revenues of its vessels participating in the pool when earned, as per the relevant charter party agreement, under “Revenues” on the Company’s consolidated statement of profit and loss (the “income statement”).  In addition, the Company recognizes the gross voyage expenses as incurred, as per the relevant charter party agreement, under “Voyage expenses and commissions” on the Company’s income statement.

The Cool Pool Agreement defines the net results distribution formula taking into account gross revenues, voyage expenses, other pool expenses and the number of days that each vessel participates in the pool.  Based on this formula, an adjustment is made to reflect the other participants’ share of the net results earned by the Company's vessels participating in the pool during the respective period.  In addition, an adjustment is made to recognize the Company’s share of the net results earned from the other Pool Participants’ vessels.  Each Pool Participant's share of the net pool results is based on the number of its vessels participating in the pool and the number of days such vessels participated in the pool.  These two adjustments are reported net under “Voyage expenses and commissions” on the Company’s income statement.  The Company reports such amounts net as the Cool Pool Agreement provides the Pool Manager a right to offset fees payable to the Pool Manager in determining the net amount to be allocated to each Pool Participant.

Based on the foregoing analysis, which includes a discussion of the significant terms of the Joint Venture Agreement and the Cool Pool Agreement, the Company believes that its accounting for the investment in The Cool Pool Limited and the recognition of the pool revenues is appropriate.

In connection with the Company’s responses to the Staff, the Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ D. Scott Bennett

D. Scott Bennett

Mr. Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:
Mr. Simon Crowe
Chief Financial Officer
GasLog Ltd.
Gildo Pastor Center
7 Rue du Gabian
Monaco, 98000

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